Ex 99.1

Qutoutiao Inc. Announces a Recent Development

SHANGHAI, China, July 16, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao” or the “Company”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced that in compliance with recent regulatory requirements, from 16 July to 15 October 2019, Midu Novels will undergo product upgrades and temporarily suspend content updates and certain commercial activities.

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Qutoutiao Inc.
Investor Relations
Tel: +86-21-6858-3790
E-mail: ir@qutoutiao.net

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6202
E-mail: qutoutiao@tpg-ir.com

In the United States:
Qutoutiao Inc.
Oliver Yucheng Chen
E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: qutoutiao@tpg-ir.com